ALOAK CORP. CDNX-AOK

300, 340 - 12 avenue sw, calgary, alberta, canada t2r 1l5 tel: 1.877.525.6252 fax: (403) 262.3917 corp@aloak.ca www.aloak.ca

FILE No.
82-4221

04035922

July 21, 2004

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: **<u>Foreign Private Issuer Exemption File No. 82-4221</u>**

Please find enclosed 3 copies of our news release dated July 21, 2004 for your files.

Yours truly,

ALOAK INC.

BARBARA O'NEILL
SECRETARY

cc. AOK-USSC File

Enclosures

SEC MAIL PROCESSING
RECEIVED
JUL 29 2004
WASH. D.C. 155 SECTION

Aloak Corp.

Suite 300, 340-12th Avenue SW
Calgary, Alberta, T2R 1L5

FILE No.
82-4221

FOR IMMEDIATE RELEASE

ALOAK CORP. (TSXV – AOK)

APPOINTMENT OF A NEW DIRECTOR

Calgary, AB, July 21, 2004 - Aloak wishes to announce the appointment of Mr. Ian McAskile of Woodstock, Ontario as a new director and member of the Audit Committee of Aloak. Mr. McAskile is currently President of Maglin Furniture Systems Ltd. Over twenty years, Mr. McAskile has guided Maglin's growth to make it a leader among public furniture manufacturers in North America. Early use of the internet for marketing and sales has played a major role in Maglin's success. Mr. McAskile is a graduate of York University, Glendon College (Economics '74).

Mr. McAskile is replacing Mr. Bruce Attridge on the Board who has resigned. The Board would like to thank Mr. Attridge for his contributions and wish him well.

CONTACTS

Website:	www.aloak.ca
Corporate Information:	www.aloak.ca/about
Email:	irelation@aloak.ca

Clyde Beattie, President & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith, CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

The TSX Venture has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

All statements other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the future plans and objectives of Aloak Corp. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Aloak Corp.

Suite 300, 340-12th Avenue SW
Calgary, Alberta, T2R 1L5

FILE No.
82-4221

FOR IMMEDIATE RELEASE

ALOAK CORP. (TSXV – AOK)

APPOINTMENT OF A NEW DIRECTOR

Calgary, AB, July 21, 2004 - Aloak wishes to announce the appointment of Mr. Ian McAskile of Woodstock, Ontario as a new director and member of the Audit Committee of Aloak. Mr. McAskile is currently President of Maglin Furniture Systems Ltd. Over twenty years, Mr. McAskile has guided Maglin's growth to make it a leader among public furniture manufacturers in North America. Early use of the internet for marketing and sales has played a major role in Maglin's success. Mr. McAskile is a graduate of York University, Glendon College (Economics '74).

Mr. McAskile is replacing Mr. Bruce Attridge on the Board who has resigned. The Board would like to thank Mr. Attridge for his contributions and wish him well.

CONTACTS

Website:	www.aloak.ca
Corporate Information:	www.aloak.ca/about
Email:	irelation@aloak.ca

Clyde Beattie, President & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith, CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

The TSX Venture has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

All statements other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the future plans and objectives of Aloak Corp. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Aloak Corp.

Suite 300, 340-12th Avenue SW
Calgary, Alberta, T2R 1L5

FILE No. 82-4221

FOR IMMEDIATE RELEASE

ALOAK CORP. (TSXV – AOK)

APPOINTMENT OF A NEW DIRECTOR

Calgary, AB, July 21, 2004 - Aloak wishes to announce the appointment of Mr. Ian McAskile of Woodstock, Ontario as a new director and member of the Audit Committee of Aloak. Mr. McAskile is currently President of Maglin Furniture Systems Ltd. Over twenty years, Mr. McAskile has guided Maglin's growth to make it a leader among public furniture manufacturers in North America. Early use of the internet for marketing and sales has played a major role in Maglin's success. Mr. McAskile is a graduate of York University, Glendon College (Economics '74).

Mr. McAskile is replacing Mr. Bruce Attridge on the Board who has resigned. The Board would like to thank Mr. Attridge for his contributions and wish him well.

CONTACTS

Website:	www.aloak.ca
Corporate Information:	www.aloak.ca/about
Email:	irelation@aloak.ca

Clyde Beattie, President & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith, CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

The TSX Venture has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

All statements other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the future plans and objectives of Aloak Corp. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.